     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 21, 1996


                                                      REGISTRATION NO. 333-01805

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                               GTS DURATEK, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                       22-2476180
 (State or other jurisdiction          (I.R.S. Employer
      of incorporation)              Identification No.)

                         8955 GUILFORD ROAD, SUITE 200
                            COLUMBIA, MARYLAND 21046
                                 (410) 312-5100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ROBERT E. PRINCE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               GTS DURATEK, INC.
                         8955 GUILFORD ROAD, SUITE 200
                            COLUMBIA, MARYLAND 21046
                                 (410) 312-5100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 * COPIES TO: *

        Henry D. Kahn, Esquire                  Thomas J. Murphy, Esquire
        Piper & Marbury L.L.P.                   McDermott, Will & Emery
       36 South Charles Street                    227 West Monroe Street
      Baltimore, Maryland 21201                  Chicago, Illinois 60606
            (410) 539-2530                            (312) 372-2000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF                          PROPOSED MAXIMUM     AGGREGATE
            SECURITIES                AMOUNT TO BE     OFFERING PRICE       OFFERING         AMOUNT OF
         TO BE REGISTERED            REGISTERED (1)    PER SHARE (2)       PRICE (2)      REGISTRATION FEE
Common Stock, par value $.01 per
 share............................  4,140,000 shares       $15.50         $64,170,000         $22,128

(1) Includes 540,000 shares which the Underwriters may purchase to cover overallotments, if any.

(2) Pursuant to Rule 457, the proposed maximum offering price per share and proposed maximum aggregate offering price are based upon the average of the high and low sale prices of Registrant's Common Stock as reported on the Nasdaq Stock Market on March 13, 1996.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRANT SHALL FILE A FURTHER
AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               GTS DURATEK, INC.
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

FORM S-2 ITEM NUMBER AND HEADING                                                 LOCATION IN PROSPECTUS
----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front Cover Page; Outside Back Cover Page
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Prospectus Summary; Risk Factors
       4.  Use of Proceeds......................................  Use of Proceeds
       5.  Determination of Offering Price......................  Not Applicable
       6.  Dilution.............................................  Not Applicable
       7.  Selling Security Holders.............................  Principal and Selling Stockholders
       8.  Plan of Distribution.................................  Outside Front Cover Page; Underwriting
       9.  Description of Securities to be Registered...........  Description of Capital Stock
      10.  Interests of Named Experts and Counsel...............  Not Applicable
      11.  Information With Respect to the Registrant...........  Prospectus Summary; Price Range of Common Stock;
                                                                   Dividend Policy; Capitalization; Selected
                                                                   Consolidated Financial Data; Management's Discussion
                                                                   and Analysis of Results and Operations and Financial
                                                                   Condition; Business; Management; Principal and
                                                                   Selling Stockholders; Description of Capital Stock;
                                                                   Available Information; Financial Statements
      12.  Incorporation of Certain Information by Reference....  Incorporation of Certain Documents by Reference
      13.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Not Applicable

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following are the estimated expenses in connection with the distribution of the securities being registered, other than underwriting expenses and commissions. All such expenses are estimated, except for the SEC registration fee and the NASD filing fee.

SEC registration fee..............................................  $  22,128
NASD filing fee...................................................      6,917
Nasdaq listing fee................................................     17,500
Accounting fees and expenses......................................    100,000
Legal fees and expenses...........................................    175,000
Printing..........................................................     50,000
Transfer agent fees...............................................      5,000
Blue sky fees and expenses (including legal fees).................     10,000
Miscellaneous.....................................................     13,455
                                                                    ---------
    Total.........................................................  $ 400,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

    Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

    Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of such section or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees), actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

    Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or if there are no such directors, or if such directors direct, by independent legal counsel in a written opinion, or by the stockholders.

    The Company's Amended and Restated Certificate of Incorporation provides for indemnification of directors and officers to the fullest extent permitted by Delaware law. The directors of the Company may not be held liable to the Company or its stockholders for monetary damages for a breach of his or her fiduciary duty as a director, except for a breach of the director's duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for willful or negligent violation of sections 160 or 173 of the DGCL respecting unlawful payment of dividends and unlawful stock purchases and redemptions, or for any transaction from which the director derived an improper personal benefit.

ITEM 16.  EXHIBITS

  1        Form of Underwriting Agreement (to be filed by amendment).
  4.1      Certificate of Designations of the 8% Cumulative Convertible Redeemable
            Preferred Stock dated January 23, 1995. Incorporated herein by reference to
            Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed on
            February 1, 1995 (File No. 0-14292).
  4.2      Stock Purchase Agreement among Carlyle Partners II, L.P., Carlyle
            International Partners II, L.P., Carlyle International Partners III, L.P.,
            C/S International Partners, Carlyle-GTSD Partners, L.P., Carlyle-GTSD
            Partners II, L.P. and GTS Duratek, Inc. and National Patent Development
            Corporation dated as of January 24, 1995. Incorporated herein by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed on
            February 1, 1995 (File No. 0-14292).
  4.3      Stockholders Agreement by and among GTS Duratek, Inc., Carlyle Partners II,
            L.P., Carlyle International Partners II, L.P., Carlyle International
            Partners III, L.P., C/S International Partners, Carlyle-GTSD Partners,
            L.P., Carlyle-GTSD Partners II, L.P. and GTS Duratek, Inc. and National
            Patent Development Corporation dated as of January 24, 1995. Incorporated herein by reference to Exhibit 4.3 of the Registrant's Current Report on
            Form 8-K filed on February 1, 1995 (File No. 0-14292).
  4.4      Registration Rights Agreement by and among GTS Duratek, Inc., Carlyle
            Partners II, L.P., Carlyle International Partners II, L.P.,
            Carlyle-International Partners III, L.P., C/S International Partners,
            Carlyle-GTSD Partners, L.P., Carlyle-GTSD Partners II, L.P. and GTS
            Duratek, Inc. and National Patent Development Corporation dated as of
            January 24, 1995. Incorporated herein by reference to Exhibit 4.4 of the
            Registrant's Current Report on Form 8-K filed on February 1, 1995 (File No.
            0-14292).
  4.5      Convertible Debenture issued by GTS Duratek, Inc., General Technical
            Services, Inc., GTS Instrument Services Incorporated to BNFL Inc. dated
            November 7, 1995. Incorporated herein by reference to the Registrant's
            Quarterly Report on Form 10-Q for the quarter ended September 30, 1995
            (File No. 0-14292).
  5.1      Opinion of Piper & Marbury L.L.P. (to be filed by amendment).
 10.1      1984 Duratek Corporation Stock Option Plan, as Amended. Incorporated herein by reference to Exhibit 10.9 of the Registrant's Annual Report on Form 10-K
            for the year ended December 31, 1990 (File No. 0-14292).
 10.2      Asset Purchase Agreement dated August 20, 1990 between Chem-Nuclear Systems,
            Inc. and Duratek Corporation. Incorporated herein by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K filed on August 20, 1990
            (File No. 0-14292).

 10.3      Loan and Security Agreement dated February 9, 1993 between The Bank of
            Baltimore and GTS Duratek, Inc., General Technical Service, Inc., and GTS
            Instrument Services, Inc. Incorporated herein by reference to Exhibit 10.8 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended
            March 31, 1993 (File No. 0-14292).
 10.4      License Agreement dated as of August 17, 1992 between GTS Duratek, Inc. and
            Dr. Theodore Aaron Litovitz and Dr. Pedro Buarque de Macedo. Incorporated
            herein by reference to Exhibit 10.9 of the Registrant's Annual Report on
            Form 10-K for the year ended December 31, 1992 (File No. 0-14292).
 10.5      Purchase Agreement dated October 15, 1993 between GTS Duratek, Inc. and
            Environmental Corporation of America. Incorporated herein by reference to
            Exhibit 2 of the Registrant's Current Report on Form 8-K dated October 15,
            1993 (File No. 0-14292).
 10.6      Warrant Agreement dated October 15, 1993 between GTS Duratek, Inc. and
            Environmental Corporation of America. Incorporated herein by reference to
            Exhibit 2 of the Registrant's Current Report on Form 8-K dated October 15,
            1993 (File No. 0-14292).
 10.7      Stock Purchase Agreement dated December 22, 1993 between GTS Duratek, Inc.
            and Jack J. Spitzer. Incorporated herein by reference to Exhibit 1 of the
            Registrant's Current Report on Form 8-K dated December 22, 1993 (File No.
            0-14292).
 10.8      Stock Purchase Agreement dated December 22, 1993 between GTS Duratek, Inc.
            and Joseph H. Domberger. Incorporated herein by reference to Exhibit 2 of the Registrant's Current Report on Form 8-K dated December 22, 1993 (File
            No. 0-14292).
 10.9      Stockholders' Agreement dated December 28, 1993 between GTS Duratek, Inc.
            and Vitritek Holdings, L.L.C. Incorporated herein by reference to Exhibit 3 of the Registrant's Current Report on Form 8-K dated December 22, 1993
            (File No. 0-14292).
 10.10     Agreement dated January 14, 1994 between GTS Duratek, Inc. and Westinghouse
            Savannah River Company. Incorporated herein by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K for the year ended December
            31, 1993 (File No. 0-14292).
 10.11     Agreement dated February 24, 1994 between GTS Duratek, Inc. and the
            University of Chicago (Operator of Argonne National Laboratory).
            Incorporated herein by reference to Exhibit 10.18 of the Registrant's
            Annual Report on Form 10-K for the year ended December 31, 1993 (File No.
            0-14292).
 10.12     Agreement dated September 15, 1994 between DuraChem Limited Partnership, a
            Maryland limited partnership, by and among CNSI Sub, Inc. and GTSD Sub,
            Inc. as the General Partners, and Chemical Waste Management, Inc. and GTS
            Duratek, Inc. as the Limited Partners. Incorporated herein by reference to
            Exhibit 10.19 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 0-14292).
 10.13     Teaming Agreement by and between GTS Duratek, Inc. and BNFL, Inc. dated
            November 7, 1995. Incorporated herein by reference to Exhibit 10.20 of the
            Registrant's Quarterly Report on Form 10-Q for the quarter ended September
            30, 1995 (File No. 0-14292).

 10.14     Sublicense Agreement by and between GTS Duratek, Inc. and BNFL dated
            November 7, 1995. Incorporated herein by reference to Exhibit 10.21 of the
            Registrant's Quarterly Report on Form 10-Q for the quarter ended September
            30, 1995 (File No. 0-14292).
 10.15     Stock Purchase Agreement by and among Bird Environmental Gulf Coast, Inc.,
            Bird Environmental Technologies, Inc., Bird Corporation, GTS Duratek, Inc.
            and GTSD Sub II, Inc. dated as of November 29, 1995. Incorporated herein by reference to Exhibit (c)(2) of the Registrant's Current Report on Form 8-K
            filed on December 11, 1995 (File No. 0-14292).
 10.16     Stockholders' Agreement by and among Bird Environmental Gulf Coast, Inc.,
            GTS Duratek, Inc., GTSD Sub II, Inc., Jim S. Hogan, Mark B. Hogan, Barry K.
            Hogan and Sam J. Lucas III dated November 29, 1995. Incorporated herein by reference to Exhibit (c)(3) of the Registrant's Current Report on Form 8-K
            filed on December 11, 1995 (File No. 0-14292).
 10.17     Technology License Agreement by and among GTS Duratek, Inc., Bird
            Environmental Gulf Coast, Inc. and Jim S. Hogan dated November 29, 1995.
            Incorporated herein by reference to Exhibit (c)(4) of the Registrant's
            Current Report on Form 8-K filed on December 11, 1995 (File No. 0-14292).
 13        Registrant's Annual Report on Form 10-K for the year ended December 31,
            1995. Incorporated herein by reference.
*23.1      Consents of KPMG Peat Marwick LLP (filed herewith).
 23.2      Consent of Piper & Marbury L.L.P. (included in Exhibit 5.1).
 24        Power of Attorney (located on p. II-6 of the Registration Statement).
 27        Financial Data Schedule (previously filed with Registrant; Annual Report on
            Form 10-K for the year ended December 31, 1995).

ITEM 17.  UNDERTAKINGS

    (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of the Delaware General Corporate Law, the Amended and Restated Certificate of Incorporation or By-Laws of the registrant or resolutions of the Board of Directors of the registrant adopted pursuant thereto, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430(a) and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of Maryland, on March 19, 1996.

                                          GTS DURATEK, INC.


                                          By:        /s/ ROBERT E. PRINCE

                                             -----------------------------------
                                                      Robert E. Prince
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

                      SIGNATURE PAGE AND POWER OF ATTORNEY

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 19, 1996. Each of the undersigned officers and directors of the registrant hereby constitutes Robert E. Prince and Robert F. Shawver, either of whom may act, his true and lawful attorneys-in-fact with full power to sign for him and in his name in the capacities indicated below and to file any and all amendments to this registration statement filed herewith, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, making such changes in the registration statement as the registrant deems appropriate, and generally to do all such things in his name and behalf in his capacity as an officer and director to enable the registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.


                        SIGNATURE                              TITLE AND CAPACITY
---------------------------------------------------------  ---------------------------

                 /s/ DANIEL A. D'ANIELLO                   Chairman of the Board of
       -------------------------------------------          Directors
                   Daniel A. D'Aniello

                  /s/ WILLIAM E. CONWAY
       -------------------------------------------         Director
                    William E. Conway

                  /s/ STEVEN J. GILBERT
       -------------------------------------------         Director
                    Steven J. Gilbert

                  /s/ EARLE C. WILLIAMS
       -------------------------------------------         Director
                    Earle C. Williams

                  /s/ JEROME I. FELDMAN
       -------------------------------------------         Director
                    Jerome I. Feldman

                  /s/ MARTIN M. POLLAK
       -------------------------------------------         Director
                    Martin M. Pollak

                  /s/ ROBERT E. PRINCE                     President and Chief
       -------------------------------------------          Executive
                    Robert E. Prince                        Officer and Director

                                                           Executive Vice President
                  /s/ ROBERT F. SHAWVER                     and Chief Financial
       -------------------------------------------          Officer (Principal
                    Robert F. Shawver                       Financial Officer)

                  /s/ CRAIG T. BARTLETT                    Controller (Principal
       -------------------------------------------          Accounting Officer)
                    Craig T. Bartlett

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of Maryland, on March 21, 1996.



                                          GTS DURATEK, INC.



                                          By:        /s/ ROBERT E. PRINCE

                                             -----------------------------------

                                                      Robert E. Prince
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on March 21, 1996.



                        SIGNATURE                              TITLE AND CAPACITY
---------------------------------------------------------  ---------------------------

                                       *                   Chairman of the Board of
       -------------------------------------------          Directors
                   Daniel A. D'Aniello

                                       *
       -------------------------------------------         Director
                    William E. Conway

                                       *
       -------------------------------------------         Director
                    Steven J. Gilbert

                                       *
       -------------------------------------------         Director
                    Earle C. Williams

                                       *
       -------------------------------------------         Director
                    Jerome I. Feldman

                                       *
       -------------------------------------------         Director
                    Martin M. Pollak

                  /s/ ROBERT E. PRINCE                     President and Chief
       -------------------------------------------          Executive
                    Robert E. Prince                        Officer and Director

                                                           Executive Vice President
                  /s/ ROBERT F. SHAWVER                     and Chief Financial
       -------------------------------------------          Officer (Principal
                    Robert F. Shawver                       Financial Officer)

                  /s/ CRAIG T. BARTLETT                    Controller (Principal
       -------------------------------------------          Accounting Officer)
                    Craig T. Bartlett

           *By:          /s/ ROBERT E. PRINCE
          -------------------------------------
                          ATTORNEY-IN-FACT